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Investors

KATY

Texadelphia Katy

Katy, Texas

$0 raised

$125,000 min target

Term Note
Interest Rate : 15%
Maturity: 48 months

Coming Soon

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- Highlights
- Investment Terms
- Use of Proceeds
- Company Description
- Business Model
- Location Analysis
- History
- The Team
- Bonus Rewards
- Gallery
- Total Payment Calculator
- Comments 0

Highlights

Expanding an **updated concept for a popular restaurant** franchise to Katy, TX

- New concept combines the atmosphere of a sports bar with the food of Texadelphia
- Over 30 TVs for sports and a "sky bar" lounge
- New construction, built to suit

Proven operating team behind a flagship location

- The Galveston location was the first to offer an enhanced dining environment

Texas-based restaurant chain **since 1981**

- The home of the "Original Texas Cheesesteak"
- 15 locations across Texas and Oklahoma

Investment Terms

Issuer	Type of Offering	Offered By
Apex Tex-Katy, LP	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min	$125,000
Offering Max	$150,000
Min Individual Investment	$100
Type of Securities	Term Note
Annualized Interest Rate	15%
Maturity	48 months
Payments	Monthly
Security Interest	Blanket lien on all assets of the business
Ownership % Represented by Securities	0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$125,000	$150,000
Less: Offering Expenses[2]	Up to $12,500	Up to $15,000
Net Proceeds	At least $112,500	At least $135,000
Use of Proceeds	Construction costs and operating expenses	Construction costs and operating expenses

[2]NextSeed charges a percentage of the total Offering Amount (10% if the Offering Amount is $150,000 or less) as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

Company Description

Texadelphia Katy is one of several new and improved versions of a favorite Texas restaurant franchise. Since 1981, Texadelphia has been cooking up a Lone Star-version of the classic cheesesteak, adding signature elements like jalapeños, mushrooms, and of course – a whole lot of queso.

Re-imagined by Jeremy Sanders and Kenny Owen, Texadelphia Katy will combine the atmosphere of a sports bar with the popular time-tested food of Texadelphia. Featuring over 30 TVs to catch your favorite sports and a full bar with a rooftop "sky lounge", this new location is custom built to be the perfect family-friendly neighborhood sports lounge and restaurant.



Rendering of the new Texadelphia Katy location

Business Model

By leveraging a well-known restaurant brand in order to create a new type of franchise location, Jeremy Sanders and Kenny Owen are combining the tried and true cuisine of Texadelphia with a fresh business model, focused on growing bar sales and increasing the frequency of customer visits.

The sports bar atmosphere will provide a go-to game watching destination for area residents, one that is lively, social, and family-friendly.

After proving out the model with the successful Galveston location, Summit Interests (the holding company owned and operated by Jeremy Sanders and Kenny Owen) is expanding rapidly into several new markets, including the Houston suburb of Katy.



Photos of Summit Interests Galveston location

The Menu

Texadelphia specializes in multiple versions of its popular cheesesteak, but also serves up a variety of other menu items, including wings, burgers, salads, and wraps.

- Over 10 varieties of cheesesteaks
- Wings, burgers, and sandwiches
- Bar snacks such as fries, nachos, fried pickles, and quesadillas
- Healthy options such as salads and wraps
- Kids menu for the little ones



Various menu items served at Texadelphia

In addition to the food, Texadelphia Katy will feature a full bar, margaritas, and cold beer on tap.

- Full bar
- Signature cocktails, including margaritas
- Cold beer on tap, including local Houston breweries
- Served in a lively lounge environment perfect for groups





Cold draft beer on tap

The Atmosphere

Texadelphia Katy is truly a re-imagining of what a Texadelphia can be. More than just a great spot to grab a satisfying meal, it will be a destination gathering spot for friends, families, and co-workers. With plenty of TVs for game watching and an open air rooftop lounge where you can enjoy a frozen margarita or ice cold beer, this newly constructed location has been designed from the bottom up to be a go-to spot for the weekday, weekend and nightly crowds.

- New construction, built to suit
- Perfect gathering spot for friends, families, and co-workers
- Plenty of TVs for a premiere sports-watching environment
- Open air rooftop lounge serving ice cold beer, margaritas, and cocktails



Photos of existing Texadelphia locations

The Team

The team of Jeremy Sanders and Kenny Owen is currently the largest Texadelphia franchisee. In addition to the Katy location, Sanders and Owen also operate successful locations in Galveston, TX as well as the Champions location in Northwest Houston.

Sanders and Owen are closely aligned with their partners at Texadelphia Franchising and are in active discussions with the corporate team to expand their footprint in the near future, continuing to replicate the successful operations at the currently operating locations.

Location Analysis

Texadelphia Katy
1321 N. Westgreen Blvd, Houston, TX 77449

- Established community of approximately 20,000 residents
- Average household income of approximately $90,000
- Population growth in Katy has topped 5% annually, for the past 3 years running
- Fort Bend County was ranked among the top ten fastest-growing counties, according to recently released U.S. Census Bureau estimates




Spring Branch
I-10
Texadelphia Katy
Katy Mill Mall
Falcon Point Golf Course
Energy Corridor
George Bush Park

History

October 2018
Opening of Texadelphia Galveston location

March 2019
Opening of Texadelphia Champions location

Fall 2019
Planned opening of Texadelphia Katy location

Meet the Team



Jeremy Sanders
OWNER/MANAGER
in

In addition to managing Summit Interests, Jeremy is a practing corporate attorney at Chapoton Sanders Scarborough LLP, in Houston, TX. Jeremy holds a law degree from South Texas College of Law and a BA from The University of Texas at Austin.



Kenny Owen
OWNER/MANAGER
in

Kenny is an investor and entrepreneur and enjoys serving in the Houston community and is active on the boards of St. Francis Episcopal School, the Houston Dynamo Charities and the Mercury Orchestra. Kenny received his MBA from Wharton at the University of Pennsylvania and holds a BS and BA from Cornell University.

Bonus Rewards

EARLY BIRD REWARD 50 REMAINING

First 50 investors who invest $2,000 or more will receive:

- Exclusive "Investor" Beer Mug

INVEST

$1,000+

- Invitation for you and a guest to the NextSeed Investor Party

INVEST

$5,000+

- Invitation for you and a guest to the NextSeed Investor Party
- $100 bar credit to be used anytime in the first year

INVEST

$10,000+

- Invitation for you and a guest to the NextSeed Investor Party
- $250 bar credit to be used anytime in the first year
- Receive free beer for 1 year (Limit 1 beer per investor, per visit. Draft only)

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

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Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.